Echo Therapeutics, Inc.
1628 JFK Blvd., Suite 300
Philadelphia, PA 19103

October 11, 2013

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. Brian Cascio

Re:           Echo Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 18, 2013
File No. 001-35218

Ladies and Gentlemen:

This letter sets forth the response of Echo Therapeutics, Inc. (“we” or “our”) to the comments on the above-referenced filing provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 21, 2013.

Each of the Staff’s comments is restated below in bold type and is followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2012

Financial Statements

Note (4) Intangible Assets, page F-14

1.
We note that your intangible assets of $9.625 million are related to the acquisition of assets from Durham Pharmaceuticals Ltd. in 2007. We also note you have assumed an estimated useful life of 6 years and the related patents expire in 2019.  We see your discussion that you will commence amortizing your assets upon revenue generation, which is expected in 2014.  Please explain the following:

•	How you concluded that there was no impairment of intangible assets considering your history of losses since inception and the lack of significant revenue generating activities.
•
The development made or milestones achieved related to these intangible assets since their acquisition, including the status of regulatory approval for the related products.  Please also explain how these developments/milestones compare to those in your original plan at the time of acquisition.

•	Why you believe that revenue generation could begin as early as the middle of fiscal 2014.
•	How you considered the guidance in FASB ASC 360-10-35 in assessing the recoverability of these assets.
•	The reason for the reduction in the estimated useful life to 4.5 years at June 30, 2013 and this was considered in your assessment of recoverability of these assets.

Regarding your 1st and 4th bullets above, we considered the circumstances outlined by the Staff above and other circumstances to be events or changes in circumstances that indicate the carrying amount of the amortizable intangible assets may not be recoverable as described in ASC 360-10-35-21.  Therefore, we have performed annual impairment analysis tests in accordance with FASB ASC 360-10 as required by ASC 350-30-35-14. Each time we performed an impairment analysis, including the most recent analysis at December 31, 2012, we concluded that the intangible assets were not impaired. In fact, due to a stronger and continually expanding market for dermatology, particularly those targeting some of the same indications as our most advanced AzoneTS-based dermatology product candidates, our market value analysis has shown that the value of the technology underlying the intangible assets has actually increased since we acquired the assets in 2007.

In periodically reviewing the carrying value of intangible assets, we considered if there have been events or circumstances that would indicate that the carrying amount of the intangible assets may not be recoverable, in accordance with FASB ASC 360-10-35-21.  If such events or circumstances existed, we performed an impairment test as described in 360-10-35-17. Under that standard, the first step in the impairment analysis is to compare the undiscounted cash flows to the carrying value of the intangibles.  Our undiscounted cash flows exceeded the carrying value at each of our assessment dates following acquisition, including December 31, 2012.  As a result, it was not necessary for us to conduct further analysis or to make a determination of the fair value of the intangible assets and we concluded there was no impairment.

In accordance with ASC 360-10-35-30, “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others.”

In each of those impairment assessments, we used all of the product and market related information that was available to us, implementing a forecasting methodology that was consistent with original methodology used to value the acquisition assets, and was also consistent with all internal forecasts and budgets.  We considered available information (obtained on a best efforts basis) in order to update the key assumptions and variables in the models, which necessarily involve applying considerable management judgment and our expertise regarding drug development and the related market opportunities.

In conducting our impairment analyses, we considered valuation methodologies developed by us with the assistance of a third party advisory firm engaged by us concurrent with the 2007 acquisition of the AzoneTS-based technology, updated quarterly going forward for the then-current facts and circumstances around the underlying products development status as well as the timing and likelihood of FDA approval.

In general, the cash flows in the impairment analysis would be estimated using a methodology that is completely consistent with the methodology used to estimate the fair value of the intangible assets when acquired.  Key assumptions that would be used in estimating the future cash flows related to the intangible analysis are as follows:

•	Projection Period: We prepare a cash flow forecast for a period generally not to exceed ten years.

•
The potential market size is estimated based on estimates of prescription volume for the products.  These estimates are based on industry research related to the incidence of dermatoses and keloid scarring, market sizes for existing comparable products and other internal product research.

•	Projected revenue is estimated utilizing three significant estimates:

o	the estimated number of prescriptions written in the United States relating to dermatoses / keloid scarring, and the potential annual growth,

o	the potential market share of the related products in each year, and

o	average price per prescription, and the potential annual change.

•	Estimated cost to complete is based on our expectations and the historical experience of our outside consultants with completing drug production.

•	Operating expenses are estimated based on a number of factors including comparison to the comparable market participants’ operating expense ratios.

•	A blended federal and state tax rate of 39%.

Utilizing these assumptions, we prepare three separate scenarios: a Best Case, a Base Case and a Worst Case, each incorporating various levels of ‘success’ or ‘failure’ regarding several of the key assumptions.  Our final undiscounted cash flows for purposes of the impairment analysis described above is a probability-weighted average of the three scenarios.

Regarding your 2nd bullet above, following the acquisition of the AzoneTS-based technology in 2007, we have modestly advanced the development programs for DurhalieveTM for the treatment of corticosteroid-responsive dermatoses and for the early stage AzoneTS reformulation drug candidates, including methotrexate-AzoneTS or “MAZ”. Among other things, we have monitored stability on new drug formulations, assembled a complete response on the Durhalieve New Drug Application, conducted multiple meetings with the FDA on  development status, assembled a response for the MAZ ‘end of Phase 2’ meeting with the FDA, engaged consultants to review new formulations, and conducted partnering activities around the technology.  In addition, we have made all required annual and other applicable regulatory filings necessary to maintain the active status of the Azone Drug Master File, the Durhalieve and MAZ Investigational New Drug applications and the MAZ Orphan Drug application with the FDA.

Our most advanced drug candidate is Durhalieve™, an AzoneTS formulation of triamcinolone acetonide, a widely-used, medium potency corticosteroid approved by the FDA for treatment of corticosteroid-responsive dermatoses.  If Durhalieve is approved by the FDA for treatment of corticosteroid-responsive dermatoses, we believe we will be well-positioned to offer the pharmaceutical industry a highly efficient and relatively low cost, advanced topical alternative for several FDA-approved oral and injectable specialty pharmaceutical products.  Durhalieve has completed Phase 3 clinical trials and, in order to obtain FDA approval, we must satisfy certain clinical and manufacturing development requirements outlined by the FDA when they last reviewed the Durhalieve New Drug Application. We hold Investigational New Drug Applications for MAZ formulations for the treatment of psoriasis and mycoses fungoides.  We have completed Phase 2 clinical studies of MAZ for the treatment of early-stage mycoses fungoides.

Unfortunately, due to economic conditions and financial constraints since the acquisition of the AzoneTS-based technology (which have only recently been relieved with Echo’s capital raises in 2012 and 2013), we have been unable to address those FDA concerns and advance our AzoneTS product development programs as rapidly as we had originally anticipated. To date none of the specialty pharmaceutical development programs have been completed. Our initial assessment of the first FDA approval from this technology around Durhalieve was expected to be obtained during the Year 2010, and valuations of the intangible assets were performed based on cash flows from revenues initiating during 2010. We were largely unable to raise sufficient capital during the period following the filing of the 2007 Form 10-K through 2011 to support the rapid development of both our Prelude® SkinPrep System (“Prelude”) and Symphony® CGM System (“Symphony”) medical device product candidates as well as our AzoneTS-based pharmaceutical product candidates. In fact, during this period, we sought development collaboration partner arrangements for each of the Prelude and Symphony products, which were both executed in 2009, and financially supported a part of their development. From 2008 through 2010, we made a strategic decision to focus almost solely on the completion and approval of our Symphony system because we believed at that time that that this medical device product candidate was the more easily advanced product in our pipeline (as to development and commercialization), and we believe the regulatory path to FDA approval on medical device candidates may be a more efficient process than with our specialty pharmaceutical product candidates. These decisions significantly delayed our anticipated FDA approval estimates on the pharmaceutical products from our original estimates of 2010 to 2014 and we continue to evaluate our current operations and our cash requirements for when these development programs are likely to be completed.

We do acknowledge that the pace of commercialization for these intangible asserts has not met our original plan; however, we concluded that that the useful lives of the intangible assets related to the AzoneTS-based technology had not changed; only our estimate has changed of when the planned cash flows from revenues would begin in the valuation model, due to constrained financial resources and general economic conditions following the acquisition of the AzoneTS-based technology. Despite the development delays, our estimation regarding their likelihood of receiving FDA approval remains substantially unchanged.  We have a recent history of being able to raise capital to support our operations, and have made significant improvements in our capitalization in the past twelve months. Therefore, despite our losses from operations over the period since the acquisition of the AzoneTA-based technology, we have no reason to believe that we will be unable to realize the projected risk-weighted cash flows from these products once adequate development funds are strategically allocated to these development programs.

Regarding your 3rd bullet above, we believe we have a clear understanding of what must be done to obtain FDA approval of our Durhalieve product candidate and each of our methotrexate-AzoneTS product candidates.  We maintain and periodically update a detailed plan which outlines the development steps which must be taken to obtain FDA approval of each of our leading AzoneTS-based product candidates, including cost information provided by an international contract research organization with extensive experience with our product candidates and in drug development and FDA regulatory interactions in general. We believed, once appropriate resources were allocated to the AzoneTS product development programs, we would be able to conduct the necessary development work on Durhalieve in approximately eighteen months and resubmit the results to the FDA and clear the Not Approvable conditions, gain their formal approval in 2014, and commence a product launch shortly thereafter. We reconsider this timing and likelihood with each periodic SEC filing that include intangibles disclosures.

Regarding your 5th bullet above, we have estimated that the future useful life of these intangible assets end upon expiration of the key underlying patent to the technology in late 2019. Therefore, as our estimate of the time to commercialization has been delayed to middle of 2015, our estimated useful life, or amortization period, has been equally compressed from 6 years ending in Year 2019 (as reported in the Form 10-K) to 4.5 years ending in Year 2019 (as reported in the more recent Form 10-Q).  It appears the future useful life reported in the Form 10-K was erroneously reported as 6 years when it should have been reported as 5.5 years as of December 31, 2012.

We are planning to do our annual assessment of these intangible assets during the 4th quarter of 2013 and before the filing of the Form 10-K to assess again the carrying value of the intangibles and whether a charge for impairment is required in the financial statements.

Note (12) Warrants, page F-26

2.
We reference the warrants with a fair value of $4.840 million issued to Montaur discussed in Notes (6) and (12) recorded as deferred financing costs.  Please tell us where the amounts are included in your statements of changes in stockholders’ equity.

At the issuance of the loan inception warrants, the fair value of $4.840 million was recorded as a debit to Deferred Financing Costs and a credit to Derivative Warrant Liability.  This Deferred Financing Costs asset then started amortization over the life of the facility with a charge to interest expense in our Statement of Operations.  Under this accounting treatment, nothing related to this initial issuance would show up in the Statement of Changes in Stockholders’ Equity. On further reading of the disclosures in Note (12), it appears the reference to “additional paid in capital” in that particular footnote is erroneous. The accounting treatment on these warrants was described accurately elsewhere in the footnotes [see Note (6)] and similar disclosures have been fixed in subsequent periodic filings made during 2013.

3.
We note that you encouraged certain shareholders to exercise their warrants by reducing their exercise prices.  Under this arrangement, 4,548,928 shares of Common Stock were exercised in 2011 and as a result of the reduction in exercise price you recorded $4,559,761 in deemed dividends.  Please explain to us your accounting for the reduction in exercise price, citing applicable guidance.  Please also clarify where the related amounts are recorded in your financial statements.

Paragraph 50-05-06 of ASC 505 provides guidance on the accounting for share-based payment transactions with non-employees and refers to ASC 718-20-35-3 for more specific guidance regarding the accounting for the modification of a share based payment award.  Paragraph 35-3 of ASC 718 states that:

 “A modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award.  In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. The effects of a modification shall be measured as follows:

a)
Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award determined in accordance with the provisions of this Topic over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”

All of the 2011 repriced warrants were originally issued in conjunction with various rounds of equity financing with the original fair value of the warrants then classified in the Company’s Stockholders’ Equity.  As a result, the incremental fair value of the modification of these warrants is not associated with any past services or compensation rendered to the Company, which might have lead us to income statement treatment, as in the case of an induced conversion.  The Company therefore recorded the incremental fair value of the repriced warrants as a “deemed dividend” through the Stockholders’ Equity section on the Balance Sheet.

The incremental fair value associated with these repricing transactions was measured as the difference in the intrinsic values of the warrants immediately before and after the repricing modification.  Since the modified warrants contractually had to be exercised simultaneously with the repricing, there is no time value associated with the modified warrants and use of the Black-Scholes option pricing model or similar valuation model is not appropriate.

The repricing transactions and subsequent exercises of the modified warrants resulted in the Company recognizing deemed dividends of $56,250, $31,250 and $4,472,261 in the second, third and fourth quarters of 2011, respectively, or $4,559,761 in the aggregate for the year ended December 31, 2011.

*           *           *           *           *

In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (215) 717-4105 or via e-mail at cschnittker@echotx.com.

Very truly yours,

/s/ Christopher P. Schnittker
Christopher P. Schnittker, CPA
Senior Vice President and Chief Financial Officer

Cc: Kimberly A. Burke, Esq., Senior Vice President and General Counsel